ACQ Bread Co. is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
ACQ Bread Co.

Bakery

543 Clinton St.
BROOKLYN, NY 11231
Get directions
Closed. Open 4:00 PM
View all opening hours
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
ACQ Bread Co. is seeking investment to purchase equipment to increase production volume and grow su
This is a preview. It will become public when you start accepting investment.
OUR STORY

Established in 2020, ACQ Bread Co. is an artisan bakery that gives back to its community. Our bread is m
milled in New York. We perform the highest level of bread craft while offering nutritious food to our local

After years spent working in fine-dining kitchens, Owner and Baker Tyler Lee now applies his training to r
in NYC
All wheat is sourced from either GrowNYC's non-profit group, The Grainstand, or from the Farmer Groun
ACQ Bread Co. donates over 200 loaves of fresh bread to local mutual-aid groups monthly. (And we hope
After a year ACQ Bread Co. has a complete record of 5-star reviews on Google.

Recently ACQ Bread Co. has partnered with Natoora as its distributor, creating new opportunities for pre

Equipment investments will allow an immediate 3x increase in production capacity and increase quality a

All increases in retail sales directly yield an increase in donated loaves to local mutual aid.

Gross revenue, generated by Tyler's hand-mixing and cast-iron baking alone, totaled $72,690 for the firs

deck oven are needed for further growth.

Previous

Next

PRESS

ACQ Bread Is a New Kind of Brooklyn Bakery

House-milled grains, breathtaking milk bread, and a strong anti-capitalist message.

Bakers Across the Country Are Using Their Breads and Pastries to Give Back to Their Communities—Here

Some are sharing bread and pastries with frontline workers or those in need, others are giving the proce

nonprofits. Meet bakers from around the country who are using baking to bring joy and help their commu

A Brooklyn baker and a NYC artist raffle off art to feed those in need

ACQ Flour Bank combines good deeds with delicious bread.

Meet the "Bacterial Care-Taker" behind New York's Anti-Conquest Bread Co. - MOLD :: Designing the Fu

Subject to Change is a series about the anarchitecture of New York City foodscapes and the makers that

New York City restaurant closings mark the dawn of a new era of food culture. Not only is dwindling busi

culture of communal dining, but also diminishing [...]

How a Wine Spritz Entrepreneur Spends Her Sundays

Jordan Salcito takes time on the weekend to support small businesses, as well as parks and museums, a

America[New York] パンを通して真の平等社会を学ぶ JOURNAL / AMERICA | The Cuisine Press

タイラー・リー・スタインブレナー氏は、社会のあり方を再考させるパン職人だ。公正で平等な社会への

conquest（反征服）”を意味する。「パン作りのお陰で、大切なものを見失うことなく、日々地に足がつい

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

P & L 01.01.21 - 05.31.21.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends May 15, 2021

Summary of Terms

Legal Business Name Cultured Provisions

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 4%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

Historical milestones

ACQ Bread Co. began in the summer of 2020 at the height of the NYC Covid Pandemic. By witnessing th
amidst the economic turmoil, Tyler began the bakery as a means of resisting the loss of local independer

Achieved revenue over $140,000 its first year, based on Tyler's hand-mixed dough and individual cast-irc

On track year to date (Without Renovation) $200,000

With renovation year to date projected revenue : $360,000

With renovation projected revenue for 2022 : $540,000

COGS maintains steady 20%

With stabilized equipment infrastructure, net profit potential is : Approximately $200,000 annually.

ACQ Bread Co. operates with a very limited scope, offering only particular services to potential clients, m
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack thes
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with ne
Co. competes with many other businesses, both large and small, on the basis of quality, price, location, a
customer preference away from ACQ Bread Co.'s core business or the inability to compete successfully a
negatively affect ACQ Bread Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in ACQ Bread Co.'s management or vote on and/
regarding ACQ Bread Co.. Furthermore, if the founders or other key personnel of ACQ Bread Co. were to
to work, ACQ Bread Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of s
various assumptions regarding operations. The validity and accuracy of these assumptions will depend ir
ACQ Bread Co. and the key persons will have no control. Changes in assumptions or their underlying fact
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from t
there can be no assurance that the actual operating results will correspond to the forecasts provided her
newly established entity and therefore has no operating history from which forecasts could be projected

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mo
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell yo
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given th
hold your investment for its full term.

The Company Might Need More Capital

ACQ Bread Co. might need to raise more capital in the future to fund/expand operations, buy property an
market its services, pay overhead and general administrative expenses, or a variety of other reasons. The
capital will be available when needed, or that it will be available on terms that are not adverse to your inte

Lack of Ongoing Information

ACQ Bread Co. will be required to provide some information to investors for at least 12 months following t
far more limited than the information that would be required of a publicly-reporting company; and ACQ B
annual information in certain circumstances.

Uninsured Losses

Although ACQ Bread Co. will carry some insurance, ACQ Bread Co. may not carry enough insurance to pr
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at
Bread Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cor
antitrust laws, and health care laws, could negatively affect ACQ Bread Co.'s financial performance or abi
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of ACQ Bread Co.'s management will coincide: you both wa
as possible. However, your interests might be in conflict in other important areas, including these: You mi
conservative to make sure they are best equipped to repay the Note obligations, while ACQ Bread Co. mi
invest in the business. You would like to keep the compensation of managers low, while managers want to

Future Investors Might Have Superior Rights

If ACQ Bread Co. needs more capital in the future and takes on additional debt or other sources of financ
superior to yours. For example, they might have the right to be paid before you are, to receive larger distr
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Excha

Any company whose securities are listed on a national stock exchange (for example, the New York Stock
rules about corporate governance that are intended to protect investors. For example, the major U.S. sto
to have an audit committee made up entirely of independent members of the board of directors (i.e., dire
relationships with ACQ Bread Co. or management), which is responsible for monitoring ACQ Bread Co.'s
will not be required to implement these and other investor protections.

You Have a Limited Upside

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for exam
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has oc
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future

This information is provided by ACQ Bread Co.. Mainvest never predicts or projects performance, and ha
information. For additional information, review the official Form C filing with the Securities and Exchange
This is a preview. It will become public when you start accepting investment.
Investor Discussion
ACQ Bread Co. isn't accepting investments right now, but is trying to get a sense of how they should stru
provide any money, and we won't be accepting money or selling securities, until all of its forms with the S
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo
Blog
Press
Petitions
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to
Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Cr
Regulation Crowdfunding are open for investment from the general public. By using the Site, you are sub
Policy. Please read these carefully before using the Site. Although our Site offers investors the opportuni
do not make recommendations regarding the appropriateness of a particular investment opportunity for